May 12, 2015

Via Edgar

Anuja A. Majmudar

H. Roger Schwall

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	1PM Industries, Inc. Registration Statement on Form S-1 Filed April 7, 2015 File No. 333-203276

On behalf of 1PM Industries, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated May 6, 2015. To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Registration Statement on Form S-1 Filed April 7, 2015

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company supplementally advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act, and that, based upon information received by the Company from the underwriters identified in the Registration Statement, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff supplementally.

Front Cover Page of Prospectus

2.	Please update your disclosure here and throughout the prospectus to clarify that you are listed on the OTC Pink but that the display of quotes has been discontinued.

Revised accordingly.

3.

We note your disclosure here and throughout the prospectus that you executed a reverse merger with Embarr Farms, Inc. on June 5, 2014. However, as reflected in the Form 10- K filed on December 17, 2014, by Embarr Downs, Inc., an apparent affiliate and previously a reporting company, Embarr Downs acquired Torrent Energy Corp. on August 21, 2014. Please advise or revise to reconcile this apparent discrepancy.

WB Partners (which is shorthand for Wade Billington Partners) is the majority shareholder of 1PM Industries, Inc. (f/k/a Torrent Energy Corp.). On August 21, 2014, Embarr Downs acquired WB Partners from Joseph Wade and Matt Billington which became a wholly owned subsidiary of Embarr Downs. WB Partners was the majority shareholder of 1PM Industries both prior to August 21, 2014, and after August 21, 2014.

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4.

In the paragraph under “Reverse Merger,” you indicate that “WB Partners purchased majority control from David Cutler… and were issued” common shares. Clarify who “issued” the shares and, if it was the company, explain why the company issued shares in exchange for consideration received by WB Partners. Clarify also the relationship(s) between Messrs. Wade and Billington and WB Partners. This comment applies to the disclosure under “Transactions with Related Parties” on page 30 as well.

The Company issued the shares to WB Partners (which is shorthand for Wade Billington Partners) as part of the acquisition of Embarr Farms. Messrs. Wade and Billington are the CEO and COO of Wade Billington Partners (a/k/a WB Partners).

The OTC Markets has labeled our common stock with the warning sign “Caveat Emptor”…, page 12

5.

Expand your disclosure to clarify that the impact of “Caveat Emptor” is that OTC Markets has discontinued the display of quotes for your common stock on the www.otcmarkets.com. Furthermore, you state that the “Caveat Emptor” will remain in effect until “the registration statement is effective and you are current in filing your reports.” However, that is not one of the reasons listed in the Caveat Emptor warning. Also, we note that you are currently not a reporting company. Please advise or revise.

Revised to remove the language referenced above.

Determination of Offering Price, page 15

6.

In light of our Comment 2 above, please revise to disclose the information required by Item 505(a) of Regulation S-K to describe the various factors considered in determining your offering price. As part of that discussion, address why you believe that $1.00 is the appropriate price given the increase in the number of shares of common stock outstanding from 92,395 to 10,000,000 and the significant dilution to occur as a result of this offering.

In accordance with Item 505 of Regulation S-K, the offering price was determined arbitrarily by the Company and was not based upon the Company’s net worth, total asset value, or any other objective measure of value based on accounting measurements. Additionally, the Company’s last round lot open market transaction was on May 5, 2015 for $1.00. The Company’s Form S-1 has been amended to reflect this information, such amendments being located under the Calculation of Registration Fee section, on the first page of the Prospectus and again under the second paragraph of Item 4.

Business of the Registrant, page 21

7.	Clarify who will be manufacturing the NewGenica brand products and file the related manufacturing agreements.

The Company has updated its S-1 to reflect that the Company purchases the NewGenica products from a 3rd party manufacturer who private labels health and wellness products.

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Reports to Shareholders, page 22

8.	Revise the opening paragraph to clarify that you will be required to file reports with the SEC upon effectiveness of the registration statement.

Revised to include the following sentence: However, the Company will be required to file reports with the SEC upon effectiveness of the registration statement.

Market Information, page 22

9.	Revise to clarify that your common stock trades on the OTC Pink but that quotes have been discontinued due to the Caveat Emptor posting.

The Company’s stock is now being quoted and not listed as Caveat Emptor.

10.

We note that your stock price had quarterly highs of $20, $18.80 and $17 in 2014. It is our understanding that you had minimal operations at that time. Please advise if there are any press releases or news articles which would account for those prices.

The prices above reflect the One Thousand to One (1,000:1) reverse stock split of issued and outstanding shares of its the Common Stock which is stated in the Company’s Articles of Incorporation.

Liquidity and Capital Resources, page 25

11.

We note on page 7 that you state that you have verbal agreements in place with your officers, directors and principal shareholders to borrow up to $100,000 to fund current whether any funds have been borrowed pursuant to the terms of those agreements. In addition, please file, as an exhibit, a written description of the material terms of this and any other material oral agreements. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Added as Exhibit 10.1.

Identification of Directors and Executive Officers, page 27

12.

Please revise the business experience for each of your officers to provide specific dates held in each position and for each of the prior employers during the past five years. Also, provide an explanation regarding the nature and responsibilities undertaken in each of their current and prior positions. Refer to Item 401(e) of Regulation S-K.

Revised accordingly.

13.

We note that you state here that Embarr Downs, Inc. is a publicly traded company. Please confirm and clarify that the common stock of Embarr Downs, Inc. is currently listed on the OTC Markets. Also, clarify that Embarr Downs no longer files reports with the Commission.

Revised to clarify that the common stock of Embarr Downs is listed on OTC Markets and that it no longer filed reports with the Commission.

Security Ownership of Certain Beneficial Owners and Management, page 31

14.

We note that you have aggregated the number of shares beneficially owned. Please confirm whether Mr. Wade and Mr. Billington separately hold equal fractions of the 100,050,662 shares of Common Stock and 4,000,000 of Series F Preferred Stock disclosed in the table.

Revised to clarify that the shares are owned by WB Partners and that Messrs. Wade and Billington do not own any shares personally.

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Exhibit 5.1

15.

The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) must opine on the laws of the jurisdiction in which you are incorporated. In this regard, we note that 1PM Industries, Inc. is incorporated in the state of Colorado and the legal opinion filed as Exhibit 5.1 is restricted to the federal securities laws and the Nevada Revised Statutes. Please obtain a new opinion that addresses your state of incorporation. See Staff Legal Bulletin No. 19 which can be found at http://www.sec.gov/interps/legal/cfslb19.htm.

Revised to correct typographical error.

The Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

1PM Industries, Inc.

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	CEO

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